SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
Dated: April 28, 2010
Commission File No. 001-32520
NEWLEAD HOLDINGS LTD.
(Translation of registrant’s name into English)
83 Akti Miaouli & Flessa Str.
185 38 Piraeus Greece
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑            Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐            No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐            No ☑
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐            No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
N/A

SIGNATURES
EX-99.1

On April 28, 2010, NewLead Holdings Ltd. (the “Company”) issued a press release announcing the sale of three additional non-core vessels and the agreement to purchase one newbuild Post-Panamax vessel.
On March 30, 2010 the Company executed an agreement to purchase a newbuild vessel for $37.0 million, with $3.7 million paid upon execution and the balance of the purchase price paid in various installments until delivery of the vessel which is expected in the second quarter of 2011. It is anticipated that the purchase price will be financed through a combination of debt and cash.
On March 30, 2010, the Company entered into an agreement to sell two of its non-core vessels, the Ostria and the Nordanvind, which is expected to be completed during the second quarter of 2010. In addition, on April 22, 2010, the company completed the sale of the High Rider. The anticipated aggregate gross proceeds from the sale of the three vessels is $21.7 million. The Company also intends to sell a fourth vessel, the High Land, its last non-core vessel, during the third quarter of 2010, although the Company has not entered into any agreement for such sale.
The Company’s press release regarding the foregoing matters is attached hereto as Exhibit 99.1.
In addition, on April 1, 2010, the Company appointed Dr. John Tzoannos as a member of its Board of Directors. Dr. Tzoannos was appointed as a Class II director, the term of which is set to expire at the 2010 Annual General Meeting of Shareholders.
Exhibits

Exhibit No.	Exhibit

99.1	Press Release dated April 28, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NEWLEAD HOLDINGS LTD.
By:	/s/ Michail Zolotas
Michail Zolotas
Chief Executive Officer
Dated: April 30, 2010